NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund
Paying Dividends for Over 70 Years

Quarterly Commentary
4th Quarter 2022

Market Recap

The traditional "60/40" diversified portfolio is designed to provide stability in order to withstand downturns in either bond or stock markets. This strategy has been effective over time because stocks and bonds usually exhibit a negative correlation, in other words, when one goes up, the other goes down and vice versa.

2022 challenged conventional wisdom when both stock *and* bond markets dropped considerably, in what turned out to be a historically bad year. Not only did the S&P 500 log its 7th worst year in the last century, but the Bloomberg USAgg Index had its worst year ever. What's more, 2022 marked the first year on record that both stocks and bonds both fell by double-digits!


2022 Fixed Income Returns
Q4 vs. Calendar Year
Q42022
Calendar Year

However in Q4, the markets were able to look past hawkish signaling from the Fed and see a light at the end of the tightening tunnel. The anticipation of a pivot back to a dovish policy in 2023 lowered interest rate expectations and moved asset prices higher.

In fixed income, all of the major bond categories were able to stop the bleeding and post their first positive quarter of the year. The chart above shows both the Q4 and calendar year total returns. The riskier, longer duration emerging markets (+8.3%) category led the way in Q4 followed by high yield (+4.1%), investment grade (+4.1%), municials (3.7%) and Treasuries (+0.6%). However, the Q4 surge wasn't enough to climb out of deeply negative territory for the year. Municipals (-7.5%) were the "cleanest dirty shirt", followed by high yield (-11.4%), treasuries (-15.2%), investment grade (-18.0%) and emerging markets (-18.0%).

Yield/Spreads:

During Q4, the Fed moved its policy rate up another 125bps leaving the target rate at 4.25%-4.50%. Once again, the short end of the curve was most sensitive, with yields on the 1Mo, 3Mo and 6Mo all drifting higher. The 6Mo treasury bill ended the year at 4.8%, almost 100 bps higher than its 10Yr counterpart which yielded 3.9%.

With the Q4 shift to a more favorable economic outlook, high yield spreads compressed by roughly 60 bps during Q4. The yield-to-worst on the high yield market closed at 9.0%, which was 510bps over 10Yr treasuries. Both of these values are above their 20-Yr average of 7.65% and 475bps, respectively, so both rates and spreads remain somewhat elevated.

Issuance & Defaults:

The Securities Industry and Financial Markets Association reported just $16B (billion) of issuance in Q4 and $112B for the calendar year. 2022's issuance marked a 77% decline from the previous year, and is the lowest since 2008 during the Global Financial Crisis.

The improved credit quality of the high yield space led to fewer defaults in 2022. Per Fitch, the default rate was 1.3% for the year, well below the 3.5% norm since 2001. However Fitch, Moody's and S&P Global all expect defaults to return and possibly exceed historical averages in the upcoming year.

Fund Performance

By investing in many yield-to-call bonds, the Trust kept a low duration which insulated it against rising rates in 2022. For the calendar year, the Trust returned -2.5% which placed in the top 4 percentile of high yield funds, per Morningstar. The ICE BofA US High Yield Index was down -11.2% for the year.

However during Q4, longer duration high yield investments benefitted from spread compression. The Trust returned 2.7% vs. 4.1% of the index. At year end, the Trust had roughly 12% held in cash and equivalents. Full performance data is located on page 3.

Contributors to the Trust's performance:

- Louisiana Pacific 3.625% 3/15/29
- Vector Group 10.5% 11/1/26

Detractors to the Trust's performance:

- NL Industries Common Stock
- Crestwood Equity Preferred

Additions: – The Trust continued to roll over its short duration securities into the following securities during Q4::

- Rattler Midstream 5.625% 7/15/25

Subtractions: The following securities were removed from the portfolio due to corporate actions:

- CenturyLink 7.5% 4/1/24 (Tender Offer)
- Rattler Midstream 5.625% 7/15/25 (Full Call)
- Realogy Group 4.875% 6/1/23 (Full Call)
- Spirit Aerosystems 3.95% 6/15/23 (Full Call)
- Rite Aid 7.5% 7/1/25 (Tender Offer)
- Ford Motor Group 3.35% 11/1/22 (Maturity)

S&P Ratings Changes

- G-III 7.875% 8/15/25 - (12/16/22) from BB to BB-
- Rite Aid 7.5% 7/1/25 & Rite Aid 8% 11/15/26 - (12/7/22) from CC to CCC-

Outlook

After a very rough start to 2022, bond markets stabilized in Q4, with longer-term interest rates coming off of their highest levels. Indeed, the current market forwards are predicting that the Fed will cut interest rates nearly 2%, starting as early as this summer.

We at Northeast are more cautious than that. We believe that the bond markets are aggressively predicting that the Fed will have won its battle against inflation and will be able to start reducing interest rates in the second half of 2023. Our caution stems from a number of factors:

The Fed itself is telling markets a different story: in its quarterly "dot plot", Fed participants have signaled that they hold a different, more cautious view on the path of interest rates.

The economy is stronger than many believe: economic indicators both here and abroad have proven far more favorable than the worst fears. We continue to believe that bond market participants are overstating the broad economic impact of raising the policy rate, and that they might be conflating temporary weaknesses relating to working off unplanned inventories with ongoing, fundamental weakness. It is possible that the reported pockets of weakness will abate once economic actors from retailers to consumers alike are able to resume ordering goods at their normal pace.

Inflation may not be done: we certainly appreciate that inflation has peaked and that there is some downward pressure. This is largely due to so-called "base effects", namely that some prices rose so high that they had nowhere to go but down, even if they are still settle at elevated levels. Used car prices would be an example of this. Still, there are some risks to the upside on core inflation pressures, including that China is reopening its economy and may now resuming its purchases of key commodities and that the energy markets may still be tight in the months to come, notwithstanding favorable developments like a warm winter in both Europe and the US.

When we put it all together, we at Northeast are comfortable with our position overweighting low duration, high yield bonds – especially compared to other sectors of the fixed income markets. We listen to hundreds of companies talk about their prospects every quarter, and we come away thinking that recession fears are overblown. This is optimistic for credit products like high yield, because it addresses credit quality, which we believe will remain relatively strong. However, it does present risks to longer-term bonds that do not enjoy high spreads, because they are more vulnerable if the anticipated recession does not materialize as expected and with it the substantial rate cuts that are priced into bond prices. In effect, those investors are gambling that today's surprising economic strength will fade or that inflation itself will fade even if the economy remain surprisingly resilient.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

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DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. ***Below is the performance data ending 12/31/22:***

AVERAGE ANNUAL RETURNS (AS OF DECEMBER 31, 2022)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	2.66%	-2.49%	-2.49%	-0.39%	-1.08%	0.30%	6.76%
ICE BofA US High Yield Index	3.98%	-11.22%	-11.22%	-0.23%	2.12%	3.94%	N/A

*The Inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

The Bloomberg USAgg Index is a broad-based flagship benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, MBS (agency fixed-rate pass-throughs), ABS and CMBS (agency and non-agency).

The S&P 500 Index is a broad-based, market value-weighted equity index consisting of the 500 largest public companies in the U.S.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus ***or*** summary prospectus, ***either of which may be obtained by calling 1-800-225-6704 or by visiting*** www.northeastinvestors.com. ***Please read either one carefully before investing.***

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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